General New York Municipal Money Market Fund

SEMIANNUAL REPORT May 31, 2007



Dreyfus

A Mellon Financial Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for General New York Municipal Money Market Fund, covering the six-month period from December 1, 2006, through May 31, 2007.

The U.S. economy continued to moderate during the reporting period as cooling housing markets took their toll on consumer and business spending. Labor markets, however, remained quite strong, and key measures of inflation have stayed stubbornly above the Federal Reserve's stated "comfort zone." Our economists believe that the anemic rate of U.S. economic growth recorded in the first quarter of 2007 should be the weakest reading of the current midcycle slowdown, and economic growth is likely to recover eventually to a near-trend pace.

The likely implications of our economic outlook include a long pause in Fed policy, a modest drop in 10-year Treasury bond yields (and consequent rise in price) and, in the absence of an as-yet unforeseen event, persistently tight yield spreads along the money market spectrum. We expect these developments to produce both challenges and opportunities for fixed-income investors. As always, your financial advisor can help you position your investments for these trends.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
June 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of December 1, 2006, through May 31, 2007, as provided by Joseph Irace, Portfolio Manager

Market and Fund Performance Overview

Yields of money market instruments remained in a relatively narrow trading range as the Federal Reserve Board (the "Fed") left short-term interest rates unchanged between June 2006 and the end of the reporting period in a slowing economic environment.

For the six-month period ended May 31, 2007, the fund produced annualized yields of 3.04% for Class A shares and 2.71% for Class B shares. Taking into account the effects of compounding, the fund produced annualized effective yields of 3.08%, and 2.75% for Class A and Class B shares, respectively.[1]

The Fund's Investment Approach

The fund seeks to maximize current income exempt from federal, New York state and New York city personal income taxes, to the extent consistent with the preservation of capital and the maintenance of liquidity.

In pursuing this objective, we employ two primary strategies. First, we normally attempt to add value by constructing a diverse portfolio of high-quality, municipal money market instruments that provide income exempt from federal, New York state and New York city personal income taxes. Second, we actively manage the fund's average maturity based on our anticipation of supply-and-demand changes in the short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may decrease the average maturity of the fund, which could enable us to take advantage of opportunities when short-term supply increases. Yields generally tend to rise when there is an increase in new-issue supply competing for investor interest. New securities, which are generally issued with maturities in the one-year range, may in turn lengthen the fund's average maturity if purchased. If we anticipate limited new-issue supply, we may then look to extend the fund's average maturity to maintain then-current yields for as long as we believe practical. In addition, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

Interest Rates Stabilized as U.S. Economic Growth Moderated

The reporting period began in an environment of robust economic growth and mounting inflationary pressures, which in late June 2006 prompted the Fed to implement its sixteenth consecutive increase of short-term interest rates. As a result, the overnight federal funds rate rose to 5.25%. Over the summer, however, weakness in the housing and automotive sectors contributed to a more moderate rate of U.S. economic growth. In addition, inflationary pressures appeared to subside as energy prices retreated from their record highs.

Investors generally responded to these developments with expectations that a slower economy and lower inflation might prompt the Fed to begin reducing short-term interest rates sometime during 2007. The Fed lent credence to this view when it stopped raising interest rates and held them steady as it evaluated the impact of its previous rate hikes on the economy and inflation. In its public comments, the Fed repeatedly stated that it believed inflation was likely to moderate along with economic growth. With the Fed on hold over most of the reporting period, investor sentiment vacillated between expectations of a rate cut due to the economic slowdown and anticipation that stubborn inflation would cause the Fed to remain on the sidelines longer than previously expected.

For both the state and city of New York, tax revenues have continued to increase in an expanding economy, helping to support balanced operating budgets and prices of municipal securities.

Supply-and-Demand Forces Boosted Short-Term Yields

As short-term interest rates stabilized, tax-exempt money market yields traded within a relatively narrow range. However, variable-rate demand notes ("VRDNs"), on which yields are reset daily or weekly, provided higher yields than longer-term instruments at times during the reporting period. This relatively unusual phenomenon, known as an "inverted yield curve," was primarily the result of supply-and-demand forces.

During times in which the yield curve was inverted, we allocated up to 90% of the fund's assets to VRDNs, with the remainder invested in municipal notes and seasoned municipal bonds. When yield differences began to normalize, we reduced the fund's exposure to VRDNs and increased its holdings of tax-exempt commercial paper with maturities in the three- to six-month range. As a result, by the end of the reporting period, the fund's weighted average maturity had increased from a relatively short position to one that was slightly longer than industry averages.

Fund Remains Positioned for an Unchanged Fed Policy

After the Fed's meeting in May 2007, it commented that its "predominant policy concern remains the risk that inflation will fail to moderate as expected." These remarks, together with mixed economic and inflation data, suggest to us that the Fed is unlikely either to raise or lower short-term interest rates anytime soon. We therefore intend to maintain the fund's slightly longer-than-average duration position until we see evidence that the Fed is ready to adjust monetary policy one way or the other.

June 15, 2007

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-New York residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Yields provided for the fund's Class B shares reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to a voluntary undertaking that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's Class B shares would have produced an annualized yield of 2.63% and an annualized effective yield of 2.66%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in General New York Municipal Money Market Fund from December 1, 2006 to May 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended May 31, 2007

	Class A	Class B
Expenses paid per $1,000†	$ 3.37	$ 5.02
Ending value (after expenses)	$1,015.20	$1,013.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended May 31, 2007

	Class A	Class B
Expenses paid per $1,000†	$ 3.38	$ 5.04
Ending value (after expenses)	$1,021.59	$1,019.95

† *Expenses are equal to the fund's annualized expense ratio of .67% for Class A shares and 1.00% for Class B shares; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

May 31, 2007 (Unaudited)

Short-Term Investments−104.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York−102.0%				
Albany City School District, GO Notes, BAN	4.50	6/29/07	3,100,000	3,101,028
Albany Industrial Development Agency, Civic Facility Revenue (Renaissance Corporation of Albany Project) (LOC; M&T Bank)	3.80	6/7/07	3,205,000 [a]	3,205,000
Albany Industrial Development Agency, Civic Facility Revenue, Refunding (Albany Institute of History and Art Project) (LOC; Key Bank)	3.78	6/7/07	2,075,000 [a]	2,075,000
Albany Industrial Development Agency, IDR (Davies Office Refurbishing, Inc. Project) (LOC; HSBC Bank USA)	3.81	6/7/07	2,445,000 [a]	2,445,000
Albany Industrial Development Agency, IDR (Davies Office Refurbishing, Inc. Project) (LOC; HSBC Bank USA)	3.81	6/7/07	1,395,000 [a]	1,395,000
Babylon Industrial Development Agency, IDR (J. D'Addario and Company Inc. Project) (LOC; Bank of America)	3.85	6/7/07	2,400,000 [a]	2,400,000
Colonie, GO Notes, BAN	4.25	4/4/08	4,000,000	4,014,575
Dutchess County Industrial Development Agency, Civic Facility Revenue, Refunding (Lutheran Center at Poughkeepsie, Inc. Project) (LOC; Key Bank)	3.78	6/7/07	2,000,000 [a]	2,000,000
Erie County Industrial Development Agency, Civic Facility Revenue (Hauptman-Woodward Project) (LOC; Key Bank)	3.84	6/7/07	2,200,000 [a]	2,200,000
Erie County Industrial Development Agency, Civic Facility Revenue (People Inc. Project) (LOC; Key Bank)	3.84	6/7/07	2,380,000 [a]	2,380,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Erie County Industrial Development Agency, IDR (Hydro-Air Components Inc. Project) (LOC; HSBC Bank USA)	3.87	6/7/07	5,000,000 [a]	5,000,000
Erie County Industrial Development Agency, IDR (Luminescent Systems, Inc. Project) (LOC; HSBC Bank USA)	3.84	6/7/07	6,000,000 [a]	6,000,000
Erie County Industrial Development Agency, IDR (MMARS 3rd Program-B&G Properties) (LOC; HSBC Bank USA)	4.30	6/7/07	525,000 [a]	525,000
Erie County Industrial Development Agency, Multi-Mode Civic Facility Revenue (United Cerebral Palsy Association of Western New York, Inc. Project) (LOC; Key Bank)	3.84	6/7/07	4,345,000 [a]	4,345,000
Erie County Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.81	6/7/07	4,850,000 [a,b]	4,850,000
Freeport, GO Notes, BAN	4.50	7/26/07	1,000,000	1,001,014
Goldman Sachs Pool Trust, Revenue (Liquidity Facility; Goldman Sachs Group Inc. and LOC; Ixis Corporate and Investment Bank)	3.86	6/7/07	4,400,000 [a,b]	4,400,000
Hempstead Industrial Development Agency, IDR, Refunding (Trigen-Nassau Energy Corporation) (LOC; Societe Generale)	3.80	6/7/07	5,200,000 [a]	5,200,000
Holley, GO Notes, BAN	4.25	2/26/08	1,400,000	1,404,985
Hudson Yards Infrastructure Corporation, Hudson Yards Senior Revenue (Insured; FGIC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.81	6/7/07	2,400,000 [a,b]	2,400,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Metropolitan Transportation Authority, Transportation Revenue, CP (LOC; ABN-AMRO)	3.65	7/10/07	7,000,000	7,000,000
Monroe County Industrial Development Agency, Civic Facility Revenue (Heritage Christian Home Project) (LOC; Key Bank)	3.84	6/7/07	2,540,000 [a]	2,540,000
Monroe County Industrial Development Agency, IDR (Jamestown Container of Rochester Inc. Facility) (LOC; HSBC Bank USA)	3.95	6/7/07	695,000 [a]	695,000
Monroe County Industrial Development Agency, LR (Robert Weslayan College Project) (LOC; M&T Bank)	3.80	6/7/07	2,815,000 [a]	2,815,000
Nassau County, GO Notes, TAN	4.25	9/30/07	5,000,000	5,011,728
New York City (Liquidity Facility; Merrill Lynch)	3.81	6/7/07	9,320,000 [a,b]	9,320,000
New York City, GO Notes	5.00	8/1/07	1,000,000	1,002,182
New York City Industrial Development Agency, IDR (Allway Tools Inc. Additional Project) (LOC; Citibank NA)	3.87	6/7/07	1,935,000 [a]	1,935,000
New York City Industrial Development Agency, IDR (Gary Plastic Packaging Corporation Project) (LOC; JPMorgan Chase Bank)	3.89	6/7/07	4,000,000 [a]	4,000,000
New York City Transitional Finance Authority, General Capital Purpose, BAN	4.25	6/29/07	7,000,000	7,003,844
New York Counties Tobacco Trust II, Tobacco Settlement Pass-Through Bonds (Liquidity Facility; Merrill Lynch)	3.81	6/7/07	5,215,000 [a,b]	5,215,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.81	6/7/07	750,000 [a,b]	750,000
New York State Dormitory Authority, Revenue (Park Ridge Hospital Inc.) (LOC; JPMorgan Chase Bank)	3.80	6/7/07	13,990,000 [a,c]	13,990,000
New York State Energy and Research and Development Authority, Electric Facilities Revenue (Long Island Lighting Company Project) (LOC; Royal Bank of Scotland)	3.80	6/7/07	2,200,000 [a]	2,200,000
New York State Housing Finance Agency, Housing Revenue (250 West 93rd Street) (LOC; Bank of America)	3.77	6/7/07	6,100,000 [a]	6,100,000
New York State Housing Finance Agency, Housing Revenue (Gateway to New Cassel) (LOC; JPMorgan Chase Bank)	3.78	6/7/07	4,800,000 [a]	4,800,000
New York State Housing Finance Agency, Housing Revenue (Rip Van Winkle House) (Insured; FHLMC and Liquidity Facility; FHLMC)	3.81	6/7/07	5,600,000 [a]	5,600,000
New York State Housing Finance Agency, Housing Revenue (Tower 31) (Liquidity Facility; FHLMC and LOC; FHLMC)	3.85	6/7/07	10,000,000 [a]	10,000,000
New York State Housing Finance Agency, Revenue (East 39 Street Housing) (Insured; FNMA and Liquidity Facility; FNMA)	3.81	6/7/07	4,800,000 [a]	4,800,000
New York State Housing Finance Agency, Revenue (Sea Park West Housing) (Insured; FHLMC and Liquidity Facility; FHLMC)	3.81	6/7/07	3,150,000 [a]	3,150,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Mortgage Agency, Mortgage Revenue (Liquidity Facility; Citibank NA)	3.85	6/7/07	6,680,000 a,b	6,680,000
New York State Urban Development Corporation, Correctional and Youth Facilities Service Contract Revenue (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.81	6/7/07	3,500,000 a,b	3,500,000
Niagara County Industrial Development Agency, Civic Facility Revenue (NYSARC Inc., Niagara County Chapter) (LOC; Key Bank)	3.84	6/7/07	2,900,000 a	2,900,000
Olean, GO Notes, RAN	4.50	8/30/07	1,300,000	1,302,173
Oneida County Industrial Development Agency, IDR (CMB Oriskany) (LOC; The Bank of New York)	3.93	6/7/07	1,865,000 a	1,865,000
Ontario County Industrial Development Agency, IDR (Robert C. Horton/Ultrafab) (LOC; JPMorgan Chase Bank)	3.89	6/7/07	1,200,000 a	1,200,000
Otsego County Industrial Development Agency, Civic Facility Revenue (Noonan Community Service Corporation Project) (LOC; FHLB)	3.77	6/7/07	1,365,000 a	1,365,000
Patchogue-Medford Union Free School District, GO Notes, TAN	4.50	6/29/07	6,700,000	6,703,168
Port Chester Industrial Development Agency, IDR (40 Pearl Street LLC) (LOC; The Bank of New York)	3.83	6/7/07	1,500,000 a	1,500,000
Poughkeepsie Industrial Development Agency, Senior Living Facility Revenue (Manor at Woodside Project) (LOC; The Bank of New York)	3.83	6/7/07	5,000,000 a	5,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Putnam County, GO Notes, TAN	4.00	11/15/07	3,000,000	3,005,326
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Rensselaer Polytechnic Institute Project)	3.85	6/7/07	505,000 [a]	505,000
Rockland County Industrial Development Agency, Civic Facility Revenue (Dominican College of Blauvelt Project) (LOC; Commerce Bank N.A.)	3.79	6/7/07	3,000,000 [a]	3,000,000
Saint Lawrence County Industrial Development Agency, IDR (Saint Lawrence County Newspapers Corporation Project) (LOC; Key Bank)	3.91	6/7/07	1,735,000 [a]	1,735,000
Schenectady County Industrial Development Agency, Civic Facility Revenue (Sunnyview Hospital and Rehabilitation Center Project) (LOC; Key Bank)	3.79	6/7/07	3,900,000 [a]	3,900,000
Schoharie County Industrial Development Agency, Civic Facility Revenue (Bassett Hospital Project) (LOC; Key Bank)	3.84	6/7/07	1,600,000 [a]	1,600,000
Shenendehowa Central School District, GO Notes, BAN	4.50	6/29/07	3,000,000	3,000,000
South Country Central School District at Brookhaven, GO Notes, BAN	4.25	1/18/08	1,623,721	1,628,171
Southeast Industrial Development Agency, IDR (Unilock New York, Inc. Project) (LOC; Bank One)	4.13	6/7/07	1,400,000 [a]	1,400,000
Suffolk County Industrial Development Agency, IDR (Belmont Villas LLC Facility) (Insured; FNMA)	3.77	6/7/07	9,255,000 [a]	9,255,000
Suffolk County Industrial Development Agency, IDR (BIO-Botanica Inc. Project) (LOC; Citibank NA)	3.82	6/7/07	3,150,000 [a]	3,150,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Tompkins-Seneca-Tioga Board of Cooperative Educational Services Sole Supervisory District, RAN	4.25	6/29/07	5,000,000	5,001,916
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.82	6/7/07	14,260,000 [a,b]	14,260,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.82	6/7/07	20,000,000 [a,b]	20,000,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.85	6/7/07	3,350,000 [a,b]	3,350,000
Ulster County Industrial Development Agency, IDR (Kingston Block and Masonry Supply, LLC Project) (LOC; The Bank of New York)	3.98	6/7/07	3,055,000 [a]	3,055,000
Union-Endicott Central School District, GO Notes, BAN	4.50	7/18/07	2,050,000	2,051,650
Warren and Washington Counties Industrial Development Agency, IDR (Angiodynamics Project) (LOC; Key Bank)	3.91	6/7/07	2,755,000 [a]	2,755,000
Westchester County Industrial Development Agency, IDR (Westhab Community Revitalization, LLC Facilities) (LOC; The Bank of New York)	3.83	6/7/07	5,825,000 [a]	5,825,000
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.81	6/7/07	4,400,000 [a,b]	4,400,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Yonkers Industrial Development Agency, IDR (104 Ashburton Avenue LLC) (LOC; Key Bank)	3.83	6/7/07	2,695,000 [a]	2,695,000
Yonkers Industrial Development Agency, MFHR (Main Street Lofts Yonkers LLC Project) (LOC; M&T Bank)	3.86	6/7/07	14,600,000 [a]	14,600,000
U.S. Related—2.0%				
Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citibank NA and LOC; Citibank NA)	3.84	6/7/07	6,000,000 [a,b]	6,000,000
Total Investments (cost $306,456,760)			**104.0%**	**306,456,760**
Liabilities, Less Cash and Receivables			**(4.0%)**	**(11,915,944)**
Net Assets			**100.0%**	**294,540,816**

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2007, these securities amounted to $85,125,000 or 28.9% of net assets.*

[c] *Purchased on a delayed delivery basis.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	78.5
AAA,AA,A[d]		Aaa,Aa,A[d]		AAA,AA,A[d]	1.4
Not Rated[e]		Not Rated[e]		Not Rated[e]	20.1
					100.0

[†] *Based on total investments.*

[d] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	306,456,760	306,456,760
Interest receivable		3,102,437
Prepaid expenses		44,357
		309,603,554
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(c)		166,099
Cash overdraft due to Custodian		9,491,260
Payable for investment securities purchased		5,292,754
Payable for shares of Beneficial Interest redeemed		24,235
Accrued expenses		88,390
		15,062,738
Net Assets ($)		**294,540,816**
Composition of Net Assets ($):		
Paid-in capital		294,209,718
Accumulated net realized gain (loss) on investments		331,098
Net Assets ($)		**294,540,816**

Net Asset Value Per Share

	Class A	Class B
Net Assets ($)	217,369,232	77,171,584
Shares Outstanding	217,132,469	77,092,001
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended May 31, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**5,996,310**
Expenses:	
Management fee–Note 2(a)	811,347
Shareholder servicing costs–Note 2(c)	252,108
Distribution and prospectus fees–Note 2(b)	77,166
Professional fees	29,138
Prospectus and shareholders' reports	20,184
Custodian fees	18,661
Registration fees	17,815
Trustees' fees and expenses–Note 2(d)	5,202
Miscellaneous	14,324
Total Expenses	**1,245,945**
Less–reduction in shareholder servicing costs due to undertaking–Note 2(c)	(29,787)
Net Expenses	**1,216,158**
Investment Income–Net	**4,780,152**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**17,360**
Net Increase in Net Assets Resulting from Operations	**4,797,512**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2007 (Unaudited)	Year Ended November 30, 2006
Operations ($):		
Investment income–net	4,780,152	12,403,385
Net realized gain (loss) on investments	17,360	313,738
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,797,512**	**12,717,123**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(3,767,362)	(7,679,560)
Class B shares	(1,012,790)	(2,019,407)
E*TRADE Class	–	(2,704,418)
Total Dividends	**(4,780,152)**	**(12,403,385)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class A shares	344,761,167	778,929,912
Class B shares	186,539,899	441,180,007
E*TRADE Class	–	112,353,150
Dividends reinvested:		
Class A shares	3,581,043	7,471,659
Class B shares	1,012,790	2,002,654
E*TRADE Class	–	2,571,113
Cost of shares redeemed:		
Class A shares	(411,027,410)	(822,427,749)
Class B shares	(187,912,359)	(458,018,834)
E*TRADE Class	–	(288,465,547)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(63,044,870)**	**(224,403,635)**
Total Increase (Decrease) in Net Assets	**(63,027,510)**	**(224,089,897)**
Net Assets ($):		
Beginning of Period	357,568,326	581,658,223
End of Period	**294,540,816**	**357,568,326**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period , assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended May 31, 2007	Year Ended November 30,				
Class A Shares	(Unaudited)	2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.015	.028	.017	.005	.005	.009
Distributions:						
Dividends from investment income−net	(.015)	(.028)	(.017)	(.005)	(.005)	(.009)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.05[a]	2.79	1.67	.52	.46	.86
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.67[a]	.66	.66	.66	.65	.66
Ratio of net expenses to average net assets	.67[a]	.66	.65	.66	.65	.66
Ratio of net investment income to average net assets	3.02[a]	2.75	1.66	.52	.47	.86
Net Assets, end of period ($ X 1,000)	217,369	280,041	315,824	291,725	314,874	346,578

[a] Annualized.
See notes to financial statements.

Class B Shares	Six Months Ended May 31, 2007 (Unaudited)	Year Ended November 30,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income–net	.014	.024	.013	.002	.003	.005
Distributions:						
Dividends from investment income–net	(.014)	(.024)	(.013)	(.002)	(.003)	(.005)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.73[a]	2.43	1.32	.22	.31	.52
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.08[a]	1.07	1.08	1.08	1.07	1.06
Ratio of net expenses to average net assets	1.00[a]	1.00	.99	.95	.80	1.00
Ratio of net investment income to average net assets	2.70[a]	2.40	1.46	.20	.32	.52
Net Assets, end of period ($ X 1,000)	77,172	77,527	92,293	25,609	38,468	45,352

[a] Annualized.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

General New York Municipal Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to maximize current income exempt from federal, New York state and New York city personal income taxes, to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. During the reporting period, the Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus became a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. Effective June 30, 2007, the Distributor will be known as MBSC Securities Corporation. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A and Class B. Class A shares and Class B shares are identical except for the services offered to and the expenses borne by each class and certain voting rights. Class B shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act and Class A and Class B shares are subject to a Shareholder Services Plan. In addition, Class B shares are charged directly for sub-accounting services provided by Service Agents (a securities dealer, financial institution or other industry professional) at an annual rate of .05% of the value of the average daily net assets of Class B shares. During the period ended May 31, 2007, sub-accounting service fees amounted to $18,752 for Class B shares and are included in shareholder servicing costs. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2006 were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At May 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1½% of the value of the fund's average net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear, such excess expense. During the period ended May 31, 2007, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Distribution Plan with respect to Class B shares ("Distribution Plan"), adopted pursuant to Rule 12b-1 under the Act, Class B shares bear directly the cost of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Distribution Plan, such aggregate amount not to exceed in any fiscal year of the fund the greater of $100,000 or .005% of the average daily net assets of Class B shares. In addition, Class B shares reimburse the Distributor for payments made to third parties for distributing their shares at an annual rate not to exceed .20% of the value of the average daily net assets of Class B shares. During the period ended May 31, 2007, Class B shares were charged $77,166, pursuant to the Distribution Plan.

(c) Under the Shareholder Services Plan with respect to Class A ("Class A Shareholder Services Plan"), Class A shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of the average daily net assets of Class A shares for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2007, Class A shares were charged $89,410 pursuant to the Class A Shareholder Services Plan.

Under the Shareholder Services Plan with respect to Class B ("Shareholder Services Plan") Class B and shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of Class B shares for servicing shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of their services. The Distributor determines the amounts to be paid to Service Agents.

The Manager had undertaken from December 1, 2006 through May 31, 2007 for Class B and for shares, to reduce the expenses of Class B shares, if the aggregate expenses of Class B shares of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1% of the value of the average daily net assets of each class, respectively. Such expense limitations are voluntary, temporary and may be revised or terminated at anytime. Pursuant to the Class B Shareholder Services Plan, during the period ended May 31, 2007, Class B shares were charged $93,761 and there was a reduction of $29,787 by the Manager.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2007, the fund was charged $35,523 pursuant to the transfer agency agreement.

During the period ended May 31, 2007, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $125,890, Rule 12b-1 distribution plan fees $12,950, shareholder services plan fees $19,424, chief compliance officer fees $3,748 and transfer agency per account fees $10,340, which are offset against an expense reimbursement currently in effect in the amount of $6,253.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTES

For More Information

General New York Municipal Money Market Fund

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: GNMXX   Class B: GNYXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



© 2007 MBSC Securities Corporation

0574SA0507